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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                          Commission File Number: 333-61457-08

             GLOBAL CROSSING (CAYMAN) LTD.
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             (Exact name of registrant as specified in its charter)
             c/o CIBC Bank & Trust Company (Cayman) Limited
             P.O.Box 694GT
             Edward Street
             Georgetown, Grand Cayman
             Cayman Islands
             (345)949-8666
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

   Guarantee of Global Crossing Holdings Ltd. 9 5/8% Senior Notes due 2008
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            (Title of each class of securities covered by this Form)

                                      N/A
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  (Titles of all other classes of securities for which a duty to file reports under section 13 (a) or 15 (d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4 (a) (1) (i)    / /              Rule 12h-3 (b) (1) (i)   /X/
    Rule 12g-4 (a) (1) (ii)   / /              Rule 12h-3 (b) (1) (ii)  / /
    Rule 12g-4 (a) (2) (i)    / /              Rule 12h-3 (b) (2) (i)   / /
    Rule 12g-4 (a) (2) (ii)   / /              Rule 12h-3 (b) (2) (ii)  / /
                                               Rule 15d-6               / /

Approximate number of holders of record as of the certification of notice
date:           0
     ----------------------

Pursuant to the requirements of the Securities Exchange Act of 1934 [Name of Registrant] has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                               GLOBAL CROSSING (CAYMAN) LIMITED
Date: July 28, 1999                            By: /s/ Evan Charles Burtton
     -------------------------                ---------------------------
                                                    Evan Charles Burtton
                                                    Its: Director

Instruction:     This form is required by Rule 12g-4, 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (8-93)